================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            REPORT ON FORM 6-K DATED FOR THE MONTH OF FEBRUARY, 2006

                                   ----------

                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  February 28, 2006
                                        By:     /s/ Mira Watterman
                                                ------------------------------
                                                Mira Watterman
                                                Executive Assistant to the CEO

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT
Investor Relations Contacts:
Jeffrey Goldberger / Marybeth Csaby            Roni Gavrielov / Asaf Porat
KCSA Worldwide                                 KM / KCSA Investor Relations
212-896-1249 / 212-896-1236                    +972-3-516-7620
jgoldberger@kcsa.com / mcsaby@kcsa.com         roni@km-ir.co.il/asaf@km-ir.co.il


                       SHAMIR OPTICAL INDUSTRY LTD REPORTS
                    FOURTH QUARTER AND YEAR-END 2005 RESULTS

                    FOURTH QUARTER REVENUES OF $20.1 MILLION
      FOURTH QUARTER NET INCOME OF $2.1 MILLION, OR $0.13 PER DILUTED SHARE

KIBBUTZ SHAMIR, ISRAEL, FEBRUARY 28, 2006 - Shamir Optical Industry Ltd (Nasdaq:
SHMR), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the fourth quarter and year ended December 31, 2005.

For the fourth quarter of 2005, revenues were $20.1 million compared to revenues of $19.8 million for the fourth quarter of 2004. Revenues were negatively affected by a shift in the recognition of a $0.9 million sale of products, which was included in the Company's forecast for the fourth quarter. Although the order was shipped during the fourth quarter, these revenues will be recognized in 2006. Revenues during the quarter were also negatively affected by the decrease of the Euro compared to the Dollar.

Gross profit for the quarter was $11.4 million, or 56.8% of revenues, compared to gross profit of $11.2 million, or 56.3% of revenues for the same period last year.

For the fourth quarter of 2005, operating income was $2.6 million, or 13.0% of revenues, a decrease of 20.4% from operating income of $3.3 million, or 16.5% of revenues for the same period last year. During the quarter, Shamir established a new operation in France and expanded its marketing and distribution platform in Turkey. These activities resulted in an operational loss of $0.8 million.

SHAMIR OPTICAL / PAGE 2

Net income for the quarter was $2.1 million or $0.13 per diluted share, an increase of 10.6% compared to pro forma net income of $1.9 million for the comparable period in 2004.

Excluding the effects of non-cash stock-based compensation expenses for the fourth quarter of 2005, operating income was $2.7 million, or 13.6% of revenues. This was a decrease of 17.7% from operating income of $3.3 million for the same period last year.

Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $2.3 million, compared to $2.0 million for the comparable period in 2004. The reconciliation of GAAP net income to adjusted net income is set forth below in this release.

For the year ended December 31, 2005, revenues were $80.4 million, an increase of 12.8% compared to revenues of $71.3 million for the same period of 2004. Gross profit for the year was $44.3 million, or 55.2% of revenues, an increase of 17.1% from a gross profit of $37.9 million, or 53.1% of revenues for the same period last year.

For the year ended December 31, 2005, operating income was $12.1 million, or 15.1% of revenues, a decrease of 3.4% from operating income of $12.5 million, or 17.6% of revenues for the same period last year. Net income for the year was $8.1 million or $0.51 per diluted share, an increase of 14.1% compared to pro forma net income of $7.1 million for the comparable period in 2004.

Excluding the effects of non-cash stock-based compensation expenses, for the year ended December 31, 2005, operating income was $12.7 million, or 15.8% of revenues, compared to operating income of $12.6 million, or 17.7 % of revenues, for the same period last year.

SHAMIR OPTICAL / PAGE 3

Excluding the effects of non-cash stock-based compensation expenses and non-cash tax effect of changes in status from a non-taxable to a taxable entity, net income for the year was $9.0 million, or 11.2% of revenues. This was an increase of 25.5% from net income of $7.2 million for the same period last year.

The reconciliation of GAAP operating income and net income to adjusted operating income and adjusted net income is set forth below in this release.

As of December 31, 2005, the Company had cash and cash equivalents including short-term investments of $42.0 million.

Commenting on its fourth quarter results, Giora Ben-Zeev, Chief Executive Officer of Shamir Optical, said, "2005 was an exciting and gratifying year for Shamir. In March, we listed our shares on NASDAQ and throughout the year we made strategic investments in our operations and sales and marketing platform, aimed at worldwide expansion and positioning Shamir for future growth."

"Our results this quarter and last year demonstrated year-over-year growth on both the top and bottom line. We believe these results are a good indication of our ability to deliver quality optical lenses and innovative technology, which combined with our strengthening competitive position, contributed to our solid results."

Mr. Ben-Zeev added, "In 2005, we established a presence in Turkey and started to penetrate this growing market. In France, we established a sales and distribution platform to market finished spectacle lenses to major optical chains and retail outlets. We believe the French market offers Shamir significant opportunity."

"In South Africa we purchased 51% of our South African distributor in order to expand our operations in this market. In early 2006, we formed a joint venture in Israel with a leading marketing company of branded frames and contact lenses, to market our lenses to the Israeli ophthalmic market, including major optical chains and retail outlets. To support the local market's demand and the production needs in Europe, we will soon establish a lab in Israel, based on the Free-Form technology."

SHAMIR OPTICAL / PAGE 4

"I believe the actions we took during 2005 to expand and support the growth of our UK laboratory have been effective, and as a result we are beginning to gain traction in the UK market. Additionally, our U.S. subsidiary reaffirmed its position in the United States as evidenced by its increased revenues."

Mr. Ben-Zeev concluded, "In 2006, we remain committed to delivering world-class products and increasing Shamir's presence in both new and existing markets as we continue to develop a solid platform from which we can build on our success."

FY 2006 GUIDANCE (IN MILLIONS):

Revenues                                            $91   - $96
GAAP Earnings                                       $9.1  - $10
Non-GAAP Earnings                                   $10.3 - $11.2


CONFERENCE CALL:

Shamir Optical has scheduled a conference call for 9:00 a.m. EST tomorrow, Wednesday, March 1, 2006, to discuss fourth quarter and year end results. To participate in the call, please dial 800-247-9979 (U.S. and Canada), or 973-409-9254 (International). For those unable to participate there will be replay available from 12:00 p.m. EST on March 1, 2006 through 11:59 p.m. EST, March 8, 2006. To listen to the replay, please call: 877-519-4471 (U.S. and Canada), 973-341-3080 (International). The ID code for the replay is 7038902.

The call will be available as a live, listen-only webcast at www.kcsa.com. An archive of the webcast will be available approximately 2 hours after the conclusion of the live call. To listen to the live call, please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

ABOUT NON - GAAP FINANCIAL MEASURES

This press release includes a financial measure defined as a non-GAAP financial measure by the Securities and Exchange Commission: adjusted operating income and adjusted net income. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir Optical Industry Ltd believes that adjusted operating income and adjusted net income provides meaningful supplemental information that these numbers exlude the non-cash, one-time charge related to tax effects from when we changed the structure of our company from an A.C.S. into an Israeli limited liability company, and the effect of non-cash stock-based compensation expenses.

SHAMIR OPTICAL / PAGE 5

ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible business disruptions from acquisitions; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (Tables to follow)

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             As of December 31,  As of December 31,
                                                                  --------           ---------
                                                                    2004                2005
                                                                  --------           ---------
Cash and cash equivalents                                         $  6,235           $  27,502
Short-term investment                                                    -              14,474
Trade receivables (1)                                               15,394              17,230
Other receivables and prepaid expenses                               3,099               3,648
Inventory                                                           16,296              19,735
                                                                  --------           ---------
  TOTAL CURRENT ASSETS                                              41,024              82,589

LONG-TERM INVESTMENTS:
Severance pay fund                                                   1,765               2,032
Long-term loan to a related party                                        -                 311
Investments in affiliates                                              666                 679
                                                                  --------           ---------
  TOTAL LONG-TERM INVESTMENTS                                        2,431               3,022

PROPERTY, PLANT AND EQUIPMENT, NET                                  15,609              19,903
OTHER ASSETS                                                         2,294               4,402
GOODWILL                                                             3,986               6,745
                                                                  --------           ---------
  TOTAL ASSETS                                                    $ 65,344           $ 116,661
                                                                  ========           =========

CURRENT LIABILITIES:
Short-term bank credit and loans                                  $ 10,986           $   8,403
Current maturities of long-term loans                                3,857               2,447
Trade payables                                                       4,624               8,072
Dividend payable                                                     5,201                   -
Accrued expenses and other liabilities                               8,531               8,996
                                                                  --------           ---------
  TOTAL CURRENT LIABILITIES                                         33,199              27,918

LONG-TERM LIABILITIES:
Long-term loans                                                      4,664               7,718
Accrued severance pay                                                2,049               2,256
Deferred income taxes                                                  432                 886
                                                                  --------           ---------
  TOTAL LONG-TERM LIABILITIES                                        7,145              10,860

MINORITY INTERESTS                                                   7,370               6,772
                                                                  --------           ---------
TEMPORARY EQUITY
  Issued and outstanding: 502,400 shares at December 31,
2004 and no shares at December 31, 2005                              3,000                   -
                                                                  --------           ---------
SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
  Authorized: 12,711,332 shares at December 31, 2004 and
100,000,000 shares at December 31, 2005; Issued and
outstanding: 12,208,932 shares at December 31, 2004 and
16,256,514 shares at December 31, 2005                                  29                  37
Additional paid-in capital                                          10,053              64,778
Deferred stock compensation                                           (844)               (882)
Foreign currency translation adjustments                             1,236                 429
Retained earnings                                                    4,156               6,749
                                                                  --------           ---------
  TOTAL SHAREHOLDERS' EQUITY                                        14,630              71,111
                                                                  --------           ---------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 65,344           $ 116,661
                                                                  ========           =========

(1) Net of allowance for doubtful accounts of $ 533 and $ 474 as of December 31, 2004 and December 31, 2005, respectively.

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)


                                                 Three Months Ended December 31,       Year Ended December 31,
                                                    -------------------------         -------------------------
                                                      2004             2005             2004             2005
                                                    --------         --------         --------         --------
                                                   (Unaudited)     (Unaudited)
Revenues, net                                       $ 19,832         $ 20,073         $ 71,269         $ 80,364
Cost of revenues                                       8,655            8,665           33,414           36,030
                                                    --------         --------         --------         --------
Gross profit                                          11,177           11,408           37,855           44,334

Operating Expenses:
     Research and development costs                      381              413            1,842            1,688
     Selling and marketing expenses                    6,026            6,406           18,902           23,320
     General and administrative expenses               1,442            1,852            4,502            6,622
     Stock based compensation                             59              134               82              608
                                                    --------         --------         --------         --------
Total operating expenses                               7,908            8,805           25,328           32,238
                                                    --------         --------         --------         --------
Operating income                                       3,269            2,603           12,527           12,096

Financial expenses (income) and other, net               222             (261)             864             (401)
                                                    --------         --------         --------         --------
Income before taxes on income                          3,047            2,864           11,663           12,497
Taxes on income                                          158            1,099            1,549            4,504
                                                    --------         --------         --------         --------
Income after taxes on income                           2,889            1,765           10,114            7,993

Equity in losses of affiliates, net                        5                -               48                -
Minority interest in earnings (losses) of
    subsidiaries                                         459             (376)           1,254             (112)
                                                    --------         --------         --------         --------
Net income                                          $  2,425         $  2,141         $  8,812         $  8,105
                                                    ========         ========         ========         ========

Pro forma - additional taxes on income                   489                -            1,707                -
                                                    --------         --------         --------         --------
Pro forma net income                                $  1,936         $  2,141         $  7,105         $  8,105
                                                    ========         ========         ========         ========

Non-GAAP adjustment:
     Non-cash tax expenses related to change
     of tax status                                         -                -                -             (414)
     Stock based compensation, net                       (59)            (129)             (82)            (498)
                                                    --------         --------         --------         --------
Non-GAAP net income                                 $  1,995         $  2,270         $  7,187         $  9,017
                                                    ========         ========         ========         ========

Net earnings per share:
     Basic                                          $   0.19         $   0.13         $   0.70         $   0.52
                                                    ========         ========         ========         ========
     Diluted                                        $   0.19         $   0.13         $   0.68         $   0.51
                                                    ========         ========         ========         ========

Non-GAAP net earnings per share :
     Basic                                          $   0.16         $   0.14         $   0.57         $   0.58
                                                    ========         ========         ========         ========
     Diluted                                        $   0.15         $   0.14         $   0.55         $   0.57
                                                    ========         ========         ========         ========

Number of shares:
     Basic                                            12,711           16,257           12,625           15,449
     Dilutive                                         13,078           16,549           12,961           15,869